PGIM ETF Trust

655 Broad Street

Newark, New Jersey 07102

December 5 , 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto H. Zapata

Re: PGIM ETF Trust Form N-1A

Post-Effective Amendment No. 33 to the Registration Statement under the Securities Act of 1933; Amendment No. 34 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-222469

Investment Company Act No. 811-23324

Dear Mr. Zapata:

We filed through EDGAR on September 27, 2023, on behalf of PGIM ETF Trust (the "Trust" or the "Registrant"), Post-Effective Amendment No. 33 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act"), and Amendment No. 34 under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement"). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding each of PGIM Short Duration High Yield ETF ("PSH"), PGIM Jennison Focused Mid-Cap ETF ("PJFM"), PGIM Jennison International Opportunities ETF ("PJIO"), and PGIM Jennison Better Future ETF ("PJBF" and, together with PSHS, PJFM and PJIO, the "Funds" and each a "Fund") as new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") conveyed by telephone to Debra Rubano of PGIM Investments LLC and Samuel Bolam of Willkie Farr and Gallagher LLP on November 14, 2023. For your convenience, a summary of the Staff's comments is included herein, and each Fund's responses are keyed accordingly, as set forth below. Any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 35 (the "Amendment") to the Registrant's Registration Statement to be filed on or about December 8th, 2023 pursuant to Rule 485(b) under the 1933 Act with effectiveness on December 11, 2023. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

General (All Funds)

1.Comment: Please apply applicable comments to all the Funds.

Response: The Registrant has applied all applicable comments across each of the Funds.

2.Comment: Please provide a response to the Staff's comments at least five business days prior to the effectiveness of the Funds' registration statement in accordance with ADI 2019-07.

Response: The Registrant has responded to the Staff's comments accordingly.

PGIM Short Duration High Yield ETF

3.Comment: In the section "Principal Investment Strategies," the first paragraph states (emphasis added) that "[u]nder normal market conditions, the Fund will invest at least 80% of its investable assets in high yield fixed income instruments that are rated below investment grade (commonly referred to as junk bonds) and other investments (including derivatives) with similar economic characteristics." Please describe with more specificity the principal investments in instruments indicated by this phrase and, in particular, what specific types of derivatives the Fund will be investing in.

Response: The Registrant has revised the disclosure accordingly.

4.Comment: In the discussion on the Fund's principal investment strategies, the third paragraph of the disclosure lists types of fixed income securities in which the Fund "may" invest. Please revise this disclosure to state with particularity the types of instruments in which the Fund intends to invest as part of its principal strategy.

Response: Under normal market conditions, the Fund will invest at least 80% of its investable assets in high yield fixed income instruments that are rated below investment grade and other investments with similar economic characteristics. While the Fund will invest at least 80% of its investable assets in high yield fixed income instruments, the types of instruments will vary depending on market conditions and the Fund may or may not be invested in any one specific type of fixed income instrument listed in the third paragraph of the Fund's principal investment strategies at any one time. For that reason, the Registrant respectfully declines to make a change as it believes the paragraph, as drafted, describes the types instruments in which the Fund may be invested at any one time. Please also see response to Comment No. 7 below.

5.Comment: Please present principal risks in order of importance, with the most significant risks appearing first. After the most prominent risks have been disclosed, the Fund may than present the remaining risks in alphabetical order.

Response: We respectfully decline to make this change. The sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

6.Comment: Please carry over any applicable comments from the summary of the principal investment strategies to the section "More About the Fund's Principal and Non-Principal Investment Strategies, Investments and Risks."

Response: The Registrant has carried over the applicable comments.

7.Comment: In the section "More About the Fund's Principal and Non-Principal Investment Strategies, Investments and Risks" under the heading "Investment Strategies and Investments— Derivatives Strategies," the disclosure states that the Fund "may" use various derivatives strategies, including futures contracts and related options, foreign currency forward contracts, swap transactions and options. Please disclose what specific types of derivatives the Fund will be investing in.

Response: While the Fund may use derivatives, and expects to use futures contracts and related options, foreign currency forward contracts, swap transactions and options as part of its investment strategies, the specific derivatives will vary depending on market conditions and the Fund may or may not be invested in any one specific type of any one time. However, the Fund believes that the disclosure set forth in both the "Principal Investment Strategies" section, including disclosure added in response to Comment 3 above, and the "More About the Fund's Principal and Non-Principal Investment Strategies, Investments and Risks" section adequately discusses the derivatives in which the Fund may invest as part of its principal strategy but does not include extraneous discussion of derivatives that are not part of the Fund's principal strategies, consistent with SEC staff guidance regarding the disclosure of derivatives strategies.

The disclosure set forth in the Section "Principal Investment Strategies" is a summary of the instruments that may be used as part of the Fund's principal strategies to seek to achieve its investment objective. Unlike the Principal Investment Strategies, the derivatives disclosure in the section "More About the Fund's Principal and Non-Principal Investment Strategies, Investments and Risks" is designed to provide investors with more detail about certain types of derivatives that may be used by the Fund. However, the subadviser expects that the Fund may make use of a variety of derivative instruments depending on market conditions and the Registrant believes it would not be possible to definitively list each type that will be used or the purpose for which derivatives will be used, which can rapidly change depending on market conditions.

For that reason, the Registrant respectfully declines to make this change because it believes the disclosure, as drafted, adequately describes the principal types derivatives in which the Fund may be invested.

8.Comment: The disclosure in the section "More About the Fund's Principal and Non-Principal Investment Strategies, Investments and Risks" under the heading "Investment Strategies and Investments—Derivatives Strategies," appears to be disclosure designed to comply with Item 9 of Form N-1A. This disclosure appears to include instruments not listed in the summary disclosure provided in response to Item 4 in the summary portion of the prospectus. Please consider moving any discussion of non-principal investments or strategies to the Statement of Additional Information ("SAI").

Response: The Registrant has reviewed the disclosure in the summary prospectus and statutory prospectus and believes that the level of disclosure is appropriate. Per the response to Comment No. 3 above and Comment 10 below, the Registrant has added additional detail about certain instruments, including derivatives instruments, to the Item 4 disclosure and moved certain disclosure to the SAI.

9.Comment: In the section "More About the Fund's Principal and Non-Principal Investment Strategies, Investments and Risks," the disclosure in the tables "Principal Investment Strategies: Investment Limits" and "Certain Non-Principal Strategies: Investment Limits" states that non- U.S. currency denominated foreign fixed income instruments issued by foreign or domestic issuers may be up to 10% of investable assets. Please consider whether such an investment limit is a principal strategy. Please supplementally explain to the Staff what allocation by the Fund to various instruments are considered principal or non-principal.

Response: The Registrant confirms that such investment limit is not a principal investment strategy. The Registrant has not established any specific numerical requirements as to when a particular strategy must be designated a principal investment strategy. Rather, the Registrant takes into account numerous factors in determining whether an investment is a principal strategy or a non-principal strategy. Such factors include, but are not limited to, the amount of the Fund's assets expected to be committed to the strategy, the amount of Fund assets expected to be placed at risk by the strategy, the likelihood of the Fund losing some or all of its assets at risk from a strategy, and the Fund's investment objective and security selection process. The referenced disclosure of investing up to 10% of Fund assets in non-U.S. currency denominated foreign fixed income instruments issued by foreign or domestic issuers has been deleted.

10.Comment: In the section "More About the Fund's Principal and Non-Principal Investment Strategies, Investments and Risks" there is disclosure with respect to risks associated with step- ups and payment-in-kind securities. These types of securities are not mentioned earlier in the disclosure. Please consider whether the SAI would be more appropriate place for the disclosure of these risks.

Response: The Registrant has removed the referenced risk disclosure regarding step-ups and payment-in-kind securities from the Fund's prospectus and disclosure with respect to such securities is now only in the SAI.

11.Within the "Acceptance of Creation Orders" subsection on Page 57, the Fund discloses that "The Trust and the Distributor reserve the absolute right [emphasis added] to reject or revoke acceptance of a creation order transmitted to it in respect of a Fund, for example, " (c) the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing each Fund no longer to meet RIC status under the Code for federal tax purposes" [and] (e) the acceptance of the Portfolio Deposit would otherwise, in the discretion of each Fund, PGIM Investments and/or the subadvisers, have an adverse effect on each Fund or on the rights of each Fund's beneficial owners"" Please delete this disclosure. The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the proposal and adoption of rule 6c-11, the Commission stated its belief that "an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF's portfolio holdings are traded are closed for a limited period of time." See "Exchange-Traded Funds," Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that "[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF's approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11." See "Exchange-Traded Funds," Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission's position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant has revised the referenced disclosure as follows:

The Trust and the Distributor reserve the ~~absolute~~ right to reject or revoke acceptance of a creation order transmitted to it in respect of a Fund, for example, if

(a)the order is not in proper form; (b) the purchaser or group of related purchasers, upon obtaining the Creation Units of shares, would own 80% or more of the outstanding shares of each Fund; (c) ~~the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing each Fund no longer to meet RIC status under the Code for federal tax purposes; (d)~~ the acceptance of the Portfolio Deposit would, in the opinion of each Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

~~(e)the acceptance of the Portfolio Deposit would otherwise, in the discretion of each Fund, PGIM Investments and/or the subadvisers, have an adverse effect on each Fund or on the rights of each Fund's beneficial owners; or~~; or

~~(f)~~(d) there exist circumstances outside the control of each Fund that make it impossible to process purchases of Creation Units of shares for all practical purposes.

PGIM Jennison Focused Mid-Cap ETF

12.Comment: The section "Prior Historical Performance of Similarly Managed Accounts" states (emphasis added) "The Composite (inception date February 28, 2019) includes the only discretionary portfolio managed by the subadviser (Jennison Associates LLC) which the subadviser considers substantially similar to the Fund, and which has similar investment objectives, strategies, and policies to those of the Fund." If the investment objectives, strategies and policies of the accounts in the strategy are substantially similar to the Fund, please revise the disclosure to state as much. Please also supplementally explain what the subadviser considers to be substantially similar to the Fund.

Response: The Registrant has revised the disclosure as follows (emphasis added):

The Composite (inception date February 28, 2019) includes the only discretionary portfolio managed by the subadviser (Jennison Associates LLC) which the subadviser considers substantially similar to the Fund, and which has substantially similar investment objectives, strategies, and policies to those of the Fund.

The subadviser considers accounts to be substantially similar to the Fund for purposes of constructing the Composite if it believes it has substantially similar investment objectives, strategies and policies.

13.Comment: Please represent supplementally that the subadviser maintains the records to support the related performance used in the prospectus as required under Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: The Registrant confirms that the subadviser maintains records to support related performance as required under Rule 204-2(a)(16).

14.Comment: The second to last paragraph of the section "Prior Historical Performance of Similarly Managed Accounts" states that the subadviser claims compliance with the Global Investment Performance Standards (GIPS®). Please confirm that the performance data is net of all fees and expenses other than custodial fees and is not solely presented net of management fees.

Response: The Registrant confirms that the net of fee return figures are net of all fees and expenses other than custodial fees.

PGIM Jennison International Opportunities ETF

15.Comment: The section "Principal Risks" on page 6 of the Fund's prospectus discloses the risks of investing in China. Please provide a corresponding discussion in the summary strategies discussing investing in China.

Response: The Registrant has revised the disclosure accordingly.

16.Comment: Please address the comments related to the Section "Prior Historical Performance of Similarly Managed Accounts" with respect to PJFM for this Fund as well.

Response: The Registrant confirms its responses for PFJM with respect to Prior Historical Performance of Similarly Managed Accounts apply to PJIO as well.

PGIM Jennison Better Future ETF

17.Comment: In Appendix I to the Fund's SAI, the subadviser's proxy voting policy makes reference to the consideration of environmental and social issues ("ESG") but does not explain the methodology the subadviser would use in making ESG determinations. Please explain why there is no explanation of ESG voting in the proxy voting guidelines.

Response: The subadviser's proxy voting policy describes the methodology that the investment professional applies to evaluate each individual proxy proposal (including ESG related proposals) in the best long-term economic interest of the Fund. The subadviser's proxy policy further provides that investment professionals are responsible for reviewing all proxy proposals (which includes ESG related proposals) individually and making final decisions based on the merits of each voting opportunity.

18.Comment: In the section "Principal Investment Strategies" on page 4 of the Fund's Prospectus, the disclosure states that "The subadviser determines whether a company is aligned with a UN SDG if it (i) derives or commits at least 20% of its (1) total revenue or (2) earnings before interest, taxes, depreciation and amortization ("EBITDA") or (3) capital expenditure ("capex") (e.g., money a company uses to purchase, maintain, or expand fixed assets) or (4) operational metrics from or to products or services that are anticipated to help address social and environmental challenges as identified by a UN SDG; or (ii) has stated targets policies or practices that reflect a company's continued transition toward focusing on products or services that are anticipated to address such social and environmental challenges." Please explain the universe of issuers the subadviser considers before applying this screen.

Response: The Registrant respectfully notes that the subadviser's process for determining whether or not a company is aligned with a UN SDG is not an investment screen. As stated in the second paragraph of the principal investment strategies, the subadviser employs a bottom-up fundamental analysis of potential investments along with these criteria to evaluate potential investments. Because the subadviser does not rely on a screen, there is not a pre-determined universe of issuers the subadviser considers before applying a screen.

19.Comment: In the above-referenced Principal Investment Strategies disclosure, please clarify with respect to romanette (ii) what "stated targets policies or practices" an issuer would need to align with the UN SDGs. In addition please clarify what the subadviser considers to be a "stated policy or practice" and on what basis such a determination is made. In addition, with regard to this language, please explain how the determination is made that a product or service is "anticipated to help address " social or environmental challenges" as identified by a UN SDG.

Response: A company's products or services are anticipated to help address social or environmental challenges as identified by a UN SDG if the company has identified targets and goals with respect to their products or services in publicly available documents (e.g., sustainability reports, annual reports, and investor presentations) indicating the company plans to meet or exceed the 20% threshold in romanette (i) and the issuer's publicly available disclosures support the company's continued transition toward the stated targets or goals.

The Registrant will revise romanette (ii) as follows:

(ii)has stated targets or goals with respect to their products or services in publicly available issuer disclosures indicating that the company plans to meet or exceed the 20% threshold described in (i) and the issuer's publicly available disclosures support the company's continued transition toward the stated targets or goals.

20.Comment: In the section "Principal Investment Strategies" on page 4 of the Fund's Prospectus, the disclosure states that the subadviser uses the services of "a third party data provider." Please identify the third party data provider and provide the methodology used by such third party data provider.

Response: The Registrant respectfully declines to add the requested disclosure. In analyzing a company for investment, the subadviser relies upon both its own fundamental analysis and data from a third party data provider. When determining whether to make an investment, the subadviser may choose to aggregate data received from the numerous third party providers into its proprietary evaluation methodology or may choose to utilize different third party data providers from time to time. Third party data providers also change their methodology from time to time. The subadviser and the Registrant believe including the identity of a third party data provider and a summary of its criteria or methodology would potentially mischaracterize the role of the data in the subadviser's security selection process.

21.Comment: In the section "Principal Investment Strategies" on page 4 of the Fund's Prospectus, the disclosure states that companies excluded from the subadviser's investment criteria based on the services of the third party data provider include those "involved in controversial weapons (e.g., landmines, biological/chemical weapons, depleted uranium weapons, blinding laser weapons, incendiary weapons, and/or non-detectable fragments) or nuclear weapons[.]" Please supplementally explain what "involved" means and how it is measured or determined.

Response: Involvement in controversial weapons is determined by revenue tied to controversial weapons based on data from a third party data provider or a determination by the third party provider that the company (or its parent or subsidiaries of the parent) have material connections to controversial weapons, such as the manufacture of controversial weapons or their components.

22.Comment: In the section "Principal Investment Strategies" on page 4 of the Fund's Prospectus, the disclosure states that companies excluded from the subadviser's investment criteria based on the services of the third party data provider include those "that fail compliance with the United Nations Global Compact principles"" Please confirm how it is determined that compliance with the UNGC has failed.

Response: A third party data provider provides a list of those issuers with a fail status for compliance with the UNGC. This means the company is directly involved with one or more unresolved very severe controversies with respect to the UNGC, such as violations of commonly accepted international norms related to human rights, labor rights, the environment or business ethics as determined by the third party data provider.

23.Comment: The section "Principal Risks" on page 5 of the Fund's prospectus discloses the risk factor "Currency Risk" which states that "The Fund's net asset value could decline as a result of changes in exchange rates, which could adversely affect the Fund's investments in . . .

derivatives that provide exposure to currencies." The Staff notes that the Principal Investment Strategies do not include disclosure regarding derivatives. Please provide a corresponding discussion in the summary strategies discussing investing in derivatives or delete this disclosure from the risk disclosure.

Response: The Registrant has deleted this disclosure from the risk disclosure accordingly.

***

Sincerely yours,

/s/ Debra Rubano Debra Rubano

Vice President and Corporate Counsel